UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INTERNA \ Força de Trabalho 3rd Quarter 2025 ― TAX REPORT INTERNA \ Força de Trabalho 22,9 FEDERAL + GOV. TAKE R$ 114.8 billion STATES R$ 83.3 billion MUNICIPALITIES R$ 1.5 billion R$ 199.6 billion PAID FROM JANUARY TO SEPTEMBER 2025 Petrobras reported a contribution of R$ 199.6 billion to the Government from January to September 2025. This amount includes R$ 132.3 billion in taxes from its own operations, R$ 46.9 billion in Government Take (Gov. Take), and R$ 20.4 billion in taxes withheld from third parties. In the year-to-date through the third quarter of 2025, Petrobras paid an amount of R$ 67.9 billion in federal taxes, which, together with R$ 46.9 billion in Government Take, this totals R$ 114.8 billion allocated to the federal government. Part of this amount is transferred to states and municipalities according to the current legislation. This value represents approximately 5.5% of total federal tax collection. Cumulative collections up to September 2025 remained stable compared to the same period of the previous year. In terms of state tax collections, Petrobras disbursed R$ 83.3 billion, representing approximately 13.6% of the total ICMS (VAT) collected by states. This reflects a 7.6% increase compared to the same period in 2024, that is mainly justified by the increase in sales of products (gasoline, diesel, and LPG) subject to the ICMS single-phase taxation. Municipal taxes amounted to R$ 1.5 billion for the period. The amount paid to municipalities is primarily distributed among ISS (Service Tax) towed by Petrobras, taxes withheld from third parties (substitute taxpayer), and IPTU (Urban Property Tax). This Tax Report details the cash outflows made by Petrobras for the payment of taxes and government take in the first nine months of 2025. The information follows the cash basis criterion and should be read together with the 2024 Tax Report, which presents the Company´s compliance aspects, tax risk management, and tax policy, including its principles and guidelines, as well as other information about our role as one of the largest taxpayers in Brazil. 2024 2025 199.6, 222.2, Collection Comparison – January to September (R$ Billions) Federal States Municipalities Gov. Take 2023 2022 2021 83.3 77.5 202.4, 175.2, 134.1, 65.5 78.2 64.0 67.9 77.3 64.6 78.7 31.5 1,5 1.1 0.9 0.9 0.8 46,9 46.5 44.1 64.5 37.8 TAX REPORT– 3rd Quarter 2025 INTERNA \ Força de Trabalho Collection History of the 3rd Quarter (R$ billion) Collection History of the Last 4 Quarters (R$ billion) The charts below show the distribution of taxes paid by Petrobras, segregated by tax nature: Cumulatively through the third quarter of 2025, R$ 46.9 billion was paid as government take, of which R$ 30.4 billion refers to royalties, R$ 16.3 billion to special participation and approximately R$ 0.2 billion to retention area fee. When compared to the same period of 2024, there is an increase of 1%. In the last four quarters, Petrobras collected R$ 267.6 billion for the Government as taxes and government take. GOVERNMENT TAKE TAXES WITHHELD FROM THIRD PARTIES Royalties, specialparticipation, signature bonuses, andpayment for the occupation or retention of the area Tax Responsible Taxes from our own operations COMPANY´S TAXES 3Q24 3Q25 27.8 29.7 22,6 20.7 22.6 68.0 4Q24 1Q25 2Q25 3Q25 27.5 24.6 26.1 27.5 29.7 68.0 65.7 66.0 68.0 0.5 64.4 0.3 15.6 22.6 22.7 0.3 0.6 0.5 15.5 16.3 15.4 Municipalities Federal States Total Gov. Take LEGEND 15.1 0.4 22.6 15.1 TAX REPORT– 3rd Quarter 2025 INTERNA \ Força de Trabalho 1° São Paulo 17,493.33 10.2% 2° Minas Gerais 11,301.41 18.0% 3° Rio de Janeiro 6,832.64 15.1% 4° Rio Grande do Sul 5,956.22 15.8% 5° Paraná 5,877.01 14.9% 6° Santa Catarina 5,354.10 16.4% 7° Goiás 4,930.30 21.9% 8° Mato Grosso 4,910.31 16.5% 9° Mato Grosso do Sul 4,020.60 51.2% 10° Espírito Santo 2,489.78 15.0% 11° Pará 2,183.52 12.0% 12° Ceará 1,676.96 19.6% 13° Distrito Federal 1,201.60 11.8% 14° Tocantins 1,035.23 16.4% 15° Paraíba 1,033.01 22.5% 16° Rondônia 949.18 26.8% 17° Pernambuco 941.50 4.8% 18° Amazonas 876.60 7.0% 19° Alagoas 825.32 11.3% 20° Piauí 798.05 23.2% 21° Rio Grande do Norte 777.28 11.3% 22° Bahia 639.47 2.0% 23° Maranhão 559.47 8.2% 24° Sergipe 205.49 5.0% 25° Amapá 198.50 15.9% 26° Acre 144.59 8.4% 27° Roraima 114.78 9.4% STATES PETROBRAS (R$ Million) RANKING CONTRIBUTION % TAX REPORT– 3rd Quarter 2025 Source: Transparency website of each State Petrobras plays a significant role in the collection of ICMS (VAT), both as a taxpayer – due to its own operations, such as in the case of single-phase ICMS regime – and as a substitute taxpayer for in operations carried out by third parties. Petrobras represents more than 10% of the ICMS collection in 20 Federation Units, which reinforces the importance of the company for the country. The table below shows the amount of ICMS collected by Petrobras for each state of the Federation and its corresponding percentage contribution to the total of ICMS collected, based on the information available fromthe Transparency Portal of each state. .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer